Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of

The Securities Exchange Act of 1934

For the Month of October, 2003

Commission File No.  0 - 20752

HIBERNIA FOODS PLC

46 Merrion Square, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  xx           Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1)  ______

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7)  ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes      No xx

#

RECENT EVENTS

On October 20, 2003, Hibernia issued a press release, in which it  announced its corporate reorganization. That press release is set forth on Exhibit 1 of this Report.

******

Hibernia is a foreign private issuer, as that term is defined in Section 3b-4 of the Securities Exchange Act of 1934, and is not required to file periodic reports containing quarterly financial statements.

This Report, filed under Section 13(a) of the Securities Exchange Act of 1934, is incorporated by reference into the several registration statements of Hibernia Foods plc which are currently effective under the Securities Act of 1933, and is deemed to be included in and a part of the prospectuses included in such registration statements.

******

This document, including exhibits, as well as some press releases and oral statements made by our management in their presentations about Hibernia, contains “forward-looking statements” regarding Hibernia’s future performance and financial condition.  “Forward-looking statements” are defined in the Private Securities Litigation Reform Act of 1995 and include statements which give management’s views on the future of Hibernia, the industry in which it operates and the economic conditions surrounding it.

These forward-looking statements are based on our management’s current views, projections and assumptions concerning the future, and include words such as “expects,” “anticipates,” “intends,” “estimates,” “believes” and similar expressions.  No one should construe such statements as guaranties of the future performance of Hibernia.  All such statements are inherently subject to risks, uncertainties and other important factors, which are beyond Hibernia’s control, which could cause actual results to differ materially from those expressed or implied in the statements.  Among those risks and uncertainties are the matters described in “Risk Factors” in Hibernia’s Form 20-F for its fiscal year ended March 31, 2002, as updated from time to time in its subsequent filings with the Securities and Exchange Commission.

These forward-looking statements include, but are not limited to, projections of sales, earnings and volume growth, share prices, competitive conditions, purchasing decisions of our customers, production costs, currency valuations, achieving cost savings and working capital, debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives.

 Hibernia specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

EXHIBITS

Exhibit                                                      Description                                        Seq. Page No.

1.	Press release dated October 20, 2003 relating to the reorganization of Hibernia	4

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                         Hibernia Foods PLC

                                                                                (Registrant)

                                                                         By:  /s/ Harris Cohen

Harris Cohen, Chairman of the Board

Date:   October 20, 2003

Exhibit 1

NEWS RELEASE

Contacts:

Pat Walsh

Stanley Berger

Murray Consultant

SM Berger & Company

+ 353 1 4980352

(216) 464-6400

HIBERNIA FOODS PLC ANNOUNCES CORPORATE REORGANIZATION

Dublin, Ireland—October 20, 2003—Hibernia Foods plc (Nasdaq: HIBNY), a leading European manufacturer of branded desserts including Entenmann’s and Sara Lee, as well as private-label desserts, sweet-baked goods and ready-meals, announced today a management reorganization.

The Board of Directors has replaced Oliver Murphy, Chairman of the Board and Chief Executive Officer and Colm Delves, Chief Financial Officer.   The Board of Directors has named Harris M. Cohen as Non-executive Chairman, Stuart Anderson as Interim Chief Executive Officer, and Henrik K. Thufason as Chief Financial Officer.   Soren H. Jensen remains as Non-executive Vice Chairman and has been a director of Hibernia Foods since 2000.

The Board of Directors has approved an aggressive business plan that Mr. Anderson has produced and is, from today, implementing to significantly improve the Company’s financial results.  It is the intent of the Board to improve corporate communications with its shareholders by providing information regularly.

Mr. Harris Cohen became a director of Hibernia Foods in 2003.  He is President and General Partner of Skivitch Capital Management, a New York based hedge fund.  Prior to that he worked for Bear Stearns Asset Management as a portfolio manager for a small-cap mutual fund and supervised institutional accounts.

Mr. Stuart Anderson, became a director of Hibernia in May 2003, also is a director of the Pan European Food Fund, and was Managing Director of the European operations of Geest Europe, one of the United Kingdom’s largest food companies.  Mr. Anderson has an established track record in improving profitability of large and complex companies.  During the past two years, he has managed a turn around of a food company in the UK from a significant loss to earning five percent on sales.

Mr. Henrik Thufason, a director of Hibernia Foods since 2000, and a director of Food Equity Management (the management company for the Pan European Food Fund) was President of BG Bank and Capital Holding Corporation Copenhagen, one of the largest financial groups in Scandinavia.

Hibernia Foods plc is a leading European manufacturer of branded cakes, branded and private-label ready-meals and branded and private-label frozen desserts, headquartered in Dublin, Ireland, with five manufacturing facilities in the UK.

This document, as well as some press releases and oral statements made by our management in their presentations about Hibernia, contains “forward-looking statements” regarding Hibernia’s future performance and financial condition.  “Forward-looking statements” are defined in the Private Securities Litigation Reform Act of 1995 and include statements which give management’s views on the future of Hibernia, the industry in which it operates and the economic conditions surrounding it.  These forward-looking statements are based on our management’s current views, projections and assumptions concerning the future, and include words such as “expects,” “anticipates,” “intends,” “estimates,” “believes” and similar expressions.  No one should construe such statements as guaranties of the future performance of Hibernia.  All such statements are inherently subject to risks, uncertainties and other important factors, which are beyond Hibernia’s control, which could cause actual results to differ materially from those expressed or implied in the statements.  Among those risks and uncertainties are the matters described in “Risk Factors” in Hibernia’s Form 20-F for its fiscal year ended March 31, 2002, as updated from time to time in its subsequent filings with the Securities and Exchange Commission.  These forward-looking statements include, but are not limited to, projections of sales, earnings and volume growth, share prices, competitive conditions, purchasing decisions of our customers, production costs, currency valuations, achieving cost savings and working capital, debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives.  Hibernia specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

#